Exhibit 99.1

XPENG Announces Vehicle Delivery Results for December and Fourth Quarter 2022

January 1, 2023

•	11,292 vehicles delivered in December 2022

•	22,204 vehicles delivered in Q4 2022

•	120,757 vehicles delivered cumulatively for the full year of 2022

•	Total cumulative deliveries reached 258,710 as of December 31, 2022

GUANGZHOU, China—(BUSINESS WIRE)—Dec. 31, 2022— XPeng Inc. (“XPENG” or the “Company,” NYSE: XPEV and HKEX: 9868), a leading Chinese smart electric vehicle (“Smart EV”) company, today announced its vehicle delivery results for December 2022 and the fourth quarter 2022.

XPENG delivered 11,292 Smart EVs to customers in December 2022, representing a 94% increase over November 2022.

In December, the Company delivered 4,020 Flagship G9 SUVs, a 160% increase over the prior month.

Total vehicle deliveries for the fourth quarter 2022 reached 22,204. As of December 31, 2022, year-to-date deliveries were 120,757, representing a 23% increase year-over-year. Total cumulative deliveries reached 258,710 as of December 31, 2022.

In December 2022, XPENG Flagship G9 SUV was named one of China’s Top 10 Cars of the Year in the 10th Xuan Yuan Awards, and received a 5-star Certification in the China Auto Health Index (C-AHI) assessed by China Automotive Technology & Research Center.

On December 27, XPENG released the first over-the-air (“OTA”) update to G9 customers in China, bringing the industry’s first full-scenario, always-on voice assistant system to the mass market. The OTA update also optimized superfast charging, vehicle control and smart cockpit capabilities.

About XPeng Inc.

XPeng Inc. (“XPENG”) is a leading Chinese Smart EV company that designs, develops, manufactures, and markets smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers. Its mission is to drive Smart EV transformation with technology and data, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, XPENG develops in-house its full-stack advanced driver-assistance system technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrical/electronic architecture. XPENG is headquartered in Guangzhou, China, with main offices in Beijing, Shanghai, Silicon Valley, San Diego and Amsterdam. The Company’s Smart EVs are mainly manufactured at its plant in Zhaoqing, Guangdong province. For more information, please visit https://heyXPENG.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPENG’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPENG’s goals and strategies; XPENG’s expansion plans; XPENG’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPENG’s expectations regarding demand for, and market acceptance of, its products and services; XPENG’s expectations regarding its relationships with customers, contract manufacturers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPENG’s filings with the SEC. All information provided in this press release is as of the date of this press release, and XPeng does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

View source version on businesswire.com: https://www.businesswire.com/news/home/20221231005023/en/

For Investor Enquiries:

IR Department

XPeng Inc.

Email: ir@xiaopeng.com

Jenny Cai

The Piacente Group

Tel: +1 212 481 2050 / +86 10 6508 0677

Email: xpeng@tpg-ir.com

For Media Enquiries:

PR Department

XPeng Inc.

Email: pr@xiaopeng.com

Source: XPeng Inc.